Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated June 8, 2015
Relating to Preliminary Prospectus dated June 8, 2015
Registration No. 333-204147

BIOTIE THERAPIES CORP.

FREE WRITING PROSPECTUS

This free writing prospectus relates only to, and should be read together with, the preliminary prospectus dated June 8, 2015 (the “Preliminary Prospectus”) included in Amendment No. 2 to the Registration Statement on Form F-1 (File No. 333-204147) (the “Registration Statement”) relating to the public offering of American Depositary Shares of Biotie Therapies Corp. (the “Company”). To review the Preliminary Prospectus included in the Registration Statement, click the following link on the website of the U.S. Securities and Exchange Commission (“SEC”) at www.sec.gov as follows (or if such address has changed, by reviewing the Company’s filings for the relevant date on the SEC web site):

http://www.sec.gov/Archives/edgar/data/1579695/000119312515215533/d881786df1a.htm

The Company has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting RBC Capital Markets, LLC, 200 Vesey Street, 8th Floor, New York, New York 10281, Attention: Equity Syndicate Department, or by calling 1 877 822 4089, or by emailing equityprospectus@rbccm.com, or Stifel, Nicolaus & Company, Incorporated, Attention: Syndicate, One Montgomery Street, Suite 3700, San Francisco, California 94104, by telephone at +1 415 364 2720 or by email at syndprospectus@stifel.com.

The following information updates and supersedes the information contained in the Preliminary Prospectus to the extent that such information is inconsistent therewith.

THE OFFERING

This summary highlights information contained elsewhere in this prospectus. This summary may not contain all the information that may be important to you, and we urge you to read this entire prospectus carefully, including the “Risk Factors,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and our consolidated financial statements and notes to those statements, included elsewhere in this prospectus, before deciding to invest in the ADSs.

Issuer	Biotie Therapies Corp.

ADSs offered by us	3,777,919 ADSs, representing 302,233,506 shares in the aggregate, assuming an ADS price of $14.82 based on the last reported sale price of our shares on the Finnish Stock Exchange on June 2, 2015, an exchange rate of $1.1029 per euro and an ADS to share ratio of one to 80.

Option to purchase additional ADSs	We intend to grant the underwriters an option to purchase up to an additional 47,105 ADSs from us, and UCB S.A., who we refer to as the selling shareholder, intends to grant the underwriters an option to purchase up to 519,583 ADS from it, within 30 days of the date of this prospectus in connection with the offering, assuming an ADS price of $14.82 based on the last reported sale price of our shares on the Finnish Stock Exchange on June 2, 2015, an exchange rate of $1.1029 per euro and an ADS to share ratio of one to 80. The number of ADSs the underwriters have the option to purchase from us will be determined based on the public offering price per ADS. We will not receive any proceeds from ADSs sold by the selling shareholder pursuant to the underwriters’ option to purchase additional ADSs.

American Depositary Shares	Each ADS will represent 80 shares. As an ADS holder you will have the rights provided in the deposit agreement among us, the Depositary and holders and beneficial owners of ADSs from time to time. To better understand the terms of the ADSs, you should carefully read the section in this prospectus entitled “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, which will be filed as an exhibit to the registration statement that includes this prospectus.

Depositary	The Bank of New York Mellon.

Shares to be outstanding after this offering	978,601,681 shares, assuming an ADS price of $14.82 based on the last reported sale price of our shares on the Finnish Stock Exchange on June 2, 2015, an exchange rate of $1.1029 per euro and an ADS to share ratio of one to 80, and including the shares to be issued upon the automatic conversion of all outstanding convertible notes issued in connection with the Convertible Notes Financings and excluding the underwriters’ option to purchase additional ADSs.

Voting rights	Each of our shares has one vote. Each ADS represents 80 shares.

NASDAQ listing	We have applied to list the ADSs on the NASDAQ under the symbol “BITI.”

Finnish Stock Exchange Listing	Our shares are listed on the NASDAQ OMX Helsinki Ltd. under the symbol “BTH1V.”

Use of proceeds	We estimate that we will receive net proceeds of approximately $49.1 million (€44.5 million), assuming the offering information described above, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us ($49.7 million (€45.1 million) if the underwriters exercise in full their option to purchase additional ADSs). We intend to use the net proceeds from this offering, together with a portion of our current liquid assets (which subsequent to March 31, 2015 includes $33.5 million (€30.3 million) in net proceeds from the Convertible Notes Financings) to fund our Phase 3 double-blind clinical trial (and extension) of tozadenant in Parkinson’s through completion, which we expect to require an investment of approximately €75 million, including all related studies that will be performed. We intend to fund the SYN120 Phase 2a clinical trial in Parkinson’s dementia and the BTT1023 Phase 2 clinical trial in PSC, which we expect to cost approximately €5 million in total, and other working capital requirements, with our remaining liquid assets, milestone and royalty revenues from Lundbeck for Selincro, and already identified non-dilutive sources. We will not receive any proceeds from ADSs sold by the selling shareholder pursuant to the underwriters’ option to purchase additional ADSs.

See “Use of Proceeds.”

Dividend policy	We have not declared or paid any cash dividends on our shares since our incorporation and do not currently intend to pay cash dividends on our shares, as we do not expect to have distributable reserves that would enable us to pay a dividend, in the foreseeable future. Currently, we have not adopted a dividend policy. We intend to retain all available funds and any future earnings to fund the development and expansion of our business.

Even if our board of directors decides to propose dividends in the future, the form, frequency and amount of such dividends will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors our board of directors may deem relevant. The terms of our capital loans may restrict our ability to pay dividends in the future. We did not have distributable assets as of March 31, 2015.

Lock-up agreements	We have agreed with the underwriters, subject to certain exceptions, not to offer, sell, or dispose of any of our share capital or securities convertible into or exchangeable or exercisable for any of our share capital during the 180-day period following the date of this prospectus. Members of our board of directors and our senior management, as well as certain of our shareholders, have agreed to substantially similar 180-day lock-up provisions, subject to certain exceptions. The selling shareholder has agreed to the same provisions for a 30-day period following the date of this prospectus.

Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should consider before deciding to invest in the ADSs.

Except as otherwise indicated herein, in this prospectus the number of our outstanding shares after this offering is based on 455,968,174 shares outstanding as of March 31, 2015, including 452,272,890 shares with voting rights and 3,695,284 treasury shares that are held by us and that we cannot vote, and includes 302,233,506 shares to be issued by us in this offering and 220,400,001 shares to be issued by us upon the automatic conversion of all outstanding convertible notes issued in connection with the Convertible Notes Financings upon the completion of this offering, as described below in “Management’s Discussion and Analysis of Financial Condition and Results of Operation — Subsequent Events — The Convertible Notes Financings” but excludes (as of March 31, 2015):

•	a maximum of 2,824,772 shares issuable upon exercise of options outstanding pursuant to our Swiss option scheme, at a weighted-average exercise price of €0.24 per share, and which will be settled from the current treasury shares held by us;

•	a maximum of 2,678,000 shares issuable upon the exercise of options outstanding pursuant to our stock option plan 2011, at an exercise price of €0.01 per share, and of which a maximum of 720,500 shares will be settled from the current treasury shares held by us;

•	a maximum of 945,000 shares issuable upon the settlement of share units outstanding pursuant to our equity incentive plan 2011, at a subscription price of nil, a maximum of 150,000 shares of which will be settled from the current treasury shares held by us;

•	a maximum of 7,412,000 shares issuable upon the exercise of options outstanding pursuant to our stock option plan 2014, at an exercise price of €0.01 per share, of which a maximum of 4,320,000 shares are subject to a market-related performance condition at the time of vesting;

•	a maximum of 6,328,750 shares issuable upon the settlement of share units outstanding pursuant to our equity incentive plan 2014, at a subscription price of the euro equivalent of $0.01 per share, of which 2,520,000 share units are subject to a market-related performance condition at the time of settlement;

•	a maximum of 9,409,250 shares issuable upon the exercise of share options and settlement of share units that may be, but have not yet been, granted pursuant to our stock option plan 2014 and our equity incentive plan 2014, at a subscription price of €0.01 and the euro equivalent of $0.01 respectively;

•	the number of shares that would be issuable upon the exercise of our right to offer shares to be subscribed or purchased by YA Global Master SPV Ltd. pursuant to the Standby Equity Distribution Agreement, or the SEDA, which at March 31, 2015, could be for a maximum value of €20.0 million; for more information on the SEDA, see “Description of Share Capital and Articles of Association — Share Capital — Standby Equity Distribution Agreement”;

•	828,000 shares issuable upon conversion of the outstanding convertible capital loan as of March 31, 2015, at a conversion rate of €1.8688 per share for 540,000 of the shares and €2.3359 for 288,000 of the shares; and

•	a maximum of 220,400,001 shares issuable upon the exercise of warrants outstanding as of May 28, 2015 at an exercise price of €0.17 per share.

Unless otherwise indicated, all information contained in this prospectus also reflects and assumes:

•	the automatic conversion of all outstanding convertible notes issued in connection with the Convertible Notes Financings into 220,400,001 shares upon the closing of this offering;

•	no exercise, settlement or vesting of options or share units after March 31, 2015;

•	no conversion of the convertible capital loan;

•	no exercise of our right to offer shares under the SEDA (described above) after March 31, 2015; for the time being, we do not intend to use this instrument;

•	an initial public offering price of $14.82 per ADS based on the last reported sales price of our shares on the Finnish Stock Exchange on June 2, 2015 of €0.168, a share to ADS ratio of 80 to 1, and an exchange rate of $1.1029 per euro; and

•	no exercise by the underwriters of their option to purchase up to an additional 47,105 ADSs from us and 519,583 ADSs from the selling shareholder within 30 days of the date of this prospectus in connection with the offering, which numbers will be determined based on the public offering price per ADS.

Certain of our existing investors and members of our board of directors have indicated an interest in purchasing up to an aggregate of $25 million of the ADSs in this offering at the public offering price. However, because indications of interest are not binding agreements or commitments to purchase, these entities and persons may determine to not purchase any ADSs in this offering. It is also possible that these entities and persons and additional existing investors could indicate an interest in purchasing more of the ADSs. In addition, the underwriters could determine to sell fewer ADSs to any of these entities or persons than such entities or persons indicate an interest in purchasing or to not sell any ADSs to these entities and persons.

CAPITALIZATION

Investors should read this table together with our consolidated financial statements, including the notes thereto, included in this prospectus, as well as “Use of Proceeds,” “Selected Financial and Other Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As at March 31, 2015
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)
	(€ thousands)
Cash and cash equivalents	6,315	36,653	81,153

Financial assets at fair value through profit or loss	21,513	21,513	21,513

Non-current debt(3)	30,376	30,376	30,376

Shareholders’ equity
Share capital (ordinary shares, no nominal value, 455,468,174 shares outstanding on an actual and a pro forma basis (including 3,695,284 treasury shares); 946,219,519 shares outstanding on a pro forma as adjusted basis (including 3,695,284 treasury shares))	193,285	223,700	268,201
Reserve for invested unrestricted equity	5,389	5,389	5,389
Other reserves	17,210	17,210	17,210
Retained earnings	(160,789)	(160,789)	(160,789)

Total shareholders’ equity(4)	55,095	85,510	130,011

Total capitalization(5)	85,471	115,886	160,387

(1)	The unaudited pro forma balance sheet data gives effect to the Convertible Notes Financings and the automatic conversion of the convertible notes issued in the Convertible Notes Financings into shares. For pro forma purposes, we have preliminarily evaluated the accounting under IAS 32 for the convertible notes and warrants and expect that the subscription price will be recorded in full in equity as share capital in accordance with the Finnish Companies Act, net of transaction costs, as the instruments will be settled in our shares based on a fixed conversion ratio. As a result, the net proceeds from the convertible notes will result in an increase of cash of approximately €30.3 million with a corresponding amount recorded in share capital at issuance.

(2)	The unaudited pro forma as adjusted balance sheet data gives effect to the following transactions: (i) the Convertible Notes Financings; (ii) the automatic conversion of the convertible notes issued in connection with the Convertible Notes Financings upon the completion of this offering into shares; and (iii) the issuance and sale of 3,777,919 ADSs representing 302,233,506 shares in this offering by us assuming an initial public offering price of $14.82 per ADS, based on the last reported sales price of our shares on the Finnish Stock Exchange on June 2, 2015 of €0.168, a share to ADS ratio of 80 to 1, and an exchange rate of $1.1029 per euro, after deducting estimated underwriting discounts and commissions and offering expenses payable by us, as set forth under “Use of Proceeds”; and excludes the underwriters’ option to purchase additional ADSs. The automatic conversion of the convertible notes into shares will not impact cash.

The pro forma as adjusted information is presented for informational purposes only and is not necessarily indicative of what our financial position and results would have been had these transactions actually occurred at such date nor is it indicative of our future financial position or performance.

The pro forma as adjusted data does not reflect the effects of the conversion of the warrants, which are exercisable into 220,440,001 of our shares for an exercise price of €0.17 and proceeds of €37.5 million.

(3)	Non-current debt comprises non-current financial liabilities relating to debt of €20.7 million, and related accrued accumulated interest on that debt of €9.6 million and a finance lease of €0.1 million as of March 31, 2015.

(4)	Each $1.00 (€0.91) increase or decrease in the assumed initial public offering price of $14.82 (€13.44) per ADS (based on the last reported sales price of our shares on the Finnish Stock Exchange on June 2, 2015 of €0.168, a share to ADS ratio of 80 to 1, and an exchange rate of $1.1029 per euro) would increase or decrease each of our pro forma as adjusted cash and cash equivalents, shareholders’ equity and total capitalization by approximately $3,513,465 (€3,185,660), assuming that the assumptions set forth on the cover page of this prospectus remain the same. We may also increase or decrease the number of ADSs we are offering. Each increase or decrease of 100,000 ADSs in the number of ADSs offered by us would increase or decrease our pro forma as adjusted cash and cash equivalents, shareholders’ equity and total capitalization by approximately $1,378,537 (€1,249,920), assuming that the assumptions set forth on the cover page of this prospectus remain the same. We believe it is unlikely that we would offer additional ADSs at the assumed initial public offering price or any higher offering price because we intend to raise no more than $95 million in aggregate from this offering and the sale of the convertible notes in the Convertible Notes Financings. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation — Subsequent Events — The Convertible Notes Financings.” The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual initial public offering price, the actual number of ADSs offered by us, the exchange rate and other terms of the offering determined at pricing.

(5)	Total capitalization consists of non-current debt and total shareholders’ equity.

The table above does not reflect the effects of:

•	a maximum of 2,824,772 shares issuable upon exercise of options outstanding pursuant to our Swiss option scheme, at a weighted-average exercise price of €0.24 per share, and which will be settled from the current treasury shares held by us;

•	a maximum of 2,678,000 shares issuable upon the exercise of options outstanding pursuant to our stock option plan 2011, at an exercise price of €0.01 per share, and of which a maximum of 720,500 shares will be settled from the current treasury shares held by us;

•	a maximum of 945,000 shares issuable upon the settlement of share units outstanding pursuant to our equity incentive plan 2011, at a subscription price of nil, a maximum of 150,000 shares of which will be settled from the current treasury shares held by us;

•	a maximum of 7,412,000 shares issuable upon the exercise of options outstanding pursuant to our stock option plan 2014, at an exercise price of €0.01 per share, of which a maximum of 4,320,000 are subject to a market-related performance condition at the time of vesting;

•	a maximum of 6,328,750 shares issuable upon the settlement of share units outstanding pursuant to our equity incentive plan 2014, at a subscription price of the euro equivalent to $0.01 per share, of which 2,520,000 share units are subject to a market-related performance condition at the time of settlement;

•	a maximum of 9,409,250 shares issuable upon the exercise of share options and settlement of share units that may be, but have not yet been, granted pursuant to our stock option plan 2014 and our equity incentive plan 2014, at a subscription price of €0.01 an the euro equivalent of $0.01 respectively;

•	the number of shares that would be issuable upon the exercise of our right to offer shares to be subscribed or purchased by YA Global Master SPV Ltd. pursuant to the Standby Equity Distribution Agreement, or the SEDA, which at March 31, 2015, could be for a maximum value of €20.0 million; for more information on the SEDA, see “Description of Share Capital and Articles of Association — Share Capital — Standby Equity Distribution Agreement”;

•	828,000 shares issuable upon conversion of the outstanding convertible capital loan as of March 31, 2015, at a conversion rate of €1.8688 per share for 540,000 of the shares and €2.3359 for 288,000 of the shares; and

•	a maximum of 220,400,001 shares issuable upon the exercise of warrants outstanding as of May 28, 2015 at an exercise price of €0.17 per share.

DILUTION

If you invest in the ADSs, your ownership interest will be diluted to the extent of the difference between the initial public offering price per ADS paid by purchasers of the ADSs and the pro forma as adjusted net tangible book value per ADS immediately after the completion of this offering. At March 31, 2015, we had a net tangible book value of €(5,223,000) ($(5,619,426)), corresponding to a net tangible book value of €(0.01) ($(0.01)) per share or €(0.92) ($(0.99)) per ADS based on a share to ADS ratio of 80 to 1. Net tangible book value per share represents the amount of our total assets less our total liabilities, excluding goodwill and other intangible assets, divided by the total number of our shares outstanding at March 31, 2015.

At March 31, 2015, we had a pro forma net tangible book value of €25,114,785 ($27,020,997), corresponding to a net tangible book value of €0.04 ($0.04) per share or €2.97 ($3.20) per ADS based on a share to ADS ratio of 80 to 1. Pro forma net tangible book value per share represents the amount of our total assets less our total liabilities, excluding goodwill and other intangible assets, divided by the total number of our shares outstanding at March 31, 2015, after giving pro forma effect to the Convertible Notes Financings and the automatic conversion of all convertible notes issued in the Convertible Notes Financings into shares.

After giving effect to the sale by us of the 3,777,919 ADSs (representing an aggregate of 302,233,506 shares) offered by us in the offering, and assuming an offering price of $14.82 per ADS, based on the last reported sales price of our shares on the Finnish Stock Exchange on June 2, 2015 of €0.168, a share to ADS ratio of 80 to 1, and an exchange rate of $1.1029 per euro, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value at March 31, 2015 would have been approximately €69,615,646 ($74,899,474), representing €0.07 ($0.08) per share or €5.69 ($6.12) per ADS. This represents an immediate increase in pro forma as adjusted net tangible book value of €0.03 ($0.04) per share or €2.72 ($2.93) per ADS to existing shareholders and an immediate dilution in net tangible book value of €0.10 ($0.11) per share or €(7.75) ($(8.70)) per ADS to new investors purchasing ADSs in this offering. Dilution for this purpose represents the difference between the price per ADS paid by these purchasers and the net tangible book value per ADS immediately after the completion of this offering, giving effect to the Convertible Notes Financings and the automatic conversion of all outstanding convertible notes issued in the Convertible Notes Financings into shares.

The following table illustrates this dilution to new investors purchasing ADSs in the offering:

Assumed initial public offering price per ADS	€13.44	$14.82
Net tangible book value per ADS at March 31, 2015	(0.92)	(0.99)
Increase in net tangible book value per ADS attributable to the Convertible Notes Financings and the automatic conversion of all outstanding convertible notes issued in the Convertible Notes Financings	3.89	4.18

Pro forma net tangible book value per ADS before this offering	2.97	3.20
Increase in pro forma net tangible book value per ADS attributable to new investors	2.72	2.93

Pro forma as adjusted net tangible book value per ADS after the offering	€5.69	$6.12

Dilution per ADS to new investors	€(7.75)	$(8.70)
Percentage of dilution in net tangible book value per ADS for new investors	58%	59%

If the underwriters exercise their option in full to purchase additional ADSs from us in this offering, the pro forma as adjusted net tangible book value per ADS after the offering would be €5.72 ($6.25) per ADS, the increase in the net tangible book value per would be €2.75 ($3.05) per ADS and the dilution to new investors purchasing ADSs in this offering would be €(7.72) ($(8.57)) per ADS.

Each $1.00 (€0.91) increase or decrease in the assumed initial public offering price of $14.82 (€13.44) per ADS, would increase or decrease our pro forma as adjusted net tangible book value per ADS by €0.26 ($0.29) and the dilution to investors in the offering by €0.74 ($0.71), assuming that the assumptions set forth on the cover page of this prospectus remain the same. We may also increase or decrease the number of ADSs we are offering. Each increase or decrease of 100,000 ADSs in the number of ADSs offered by us would increase or decrease our pro forma as adjusted net tangible book value per ADS by €0.10 ($0.11) and the dilution to investors in the offering by €0.10 ($0.11), assuming that the assumptions set forth on the cover page of this prospectus remain the same. We believe it is unlikely that we would offer additional ADSs at the assumed initial public offering price or any higher offering price because we intend to raise no more than $95 million in aggregate from this offering and the sale of the convertible notes in the Convertible Notes Financings. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation — Subsequent Events — The Convertible Notes Financings.” The dilution information discussed above is illustrative only and will adjust based on the actual initial public offering price, the actual number of ADSs offered by us and other terms of the offering determined at pricing.

The following table sets forth, at March 31, 2015, on a pro forma as adjusted basis for this offering, the Convertible Notes Financings and the automatic conversion of all outstanding convertible notes issued in connection with the Convertible Notes Financings, the consideration paid to us in cash for shares (shares expressed as ADSs (translated into US dollars at $1.1029 per euro) in the table below) purchased from us by our existing shareholders and ADSs purchased from us by new investors participating in this offering, assuming an offering price of $14.82 per ADS based on the assumptions set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable per ADS:

	ADSs Purchased from Us		Total Consideration		Average Price per ADS
	Number	Percent	Amount	Percent
Existing shareholders	8,454,602	69%	$93,611,657	63%	$11.07
New investors	3,777,919	31%	$55,988,760	37%	$14.82

Total	12,232,521	100%	$149,600,417	100%	—

Except as otherwise indicated herein, the discussion and tables above assume that 978,601,681 shares will be outstanding after this offering, based on 455,968,174 of our shares outstanding as of March 31, 2015, including 452,272,890 shares with voting rights and 3,695,284 treasury shares that are held by us and do not have voting rights, and includes 302,233,506 shares to be issued and sold by us in this offering and 220,400,001 shares to be issued by us upon the automatic conversion of all outstanding convertible notes issued in connection with the Convertible Notes Financings upon the completion of this offering, but excludes:

•	a maximum of 2,824,772 shares issuable upon exercise of options outstanding pursuant to our Swiss option scheme, at a weighted-average exercise price of €0.24 per share, and which will be settled from the current treasury shares held by us;

•	a maximum of 2,678,000 shares issuable upon the exercise of options outstanding pursuant to our stock option plan 2011, at an exercise price of €0.01 per share, and of which a maximum of 720,500 shares will be settled from the current treasury shares held by us;

•	a maximum of 945,000 shares issuable upon the settlement of share units outstanding pursuant to our equity incentive plan 2011, at a subscription price of nil, a maximum of 150,000 shares of which will be settled from the current treasury shares held by us;

•	a maximum of 7,412,000 shares issuable upon the exercise of options outstanding pursuant to our stock option plan 2014, at an exercise price of €0.01 per share, of which a maximum of 4,320,000 shares are subject to a market-related performance condition at the time of vesting;

•	a maximum of 6,328,750 shares issuable upon the settlement of share units outstanding pursuant to our equity incentive plan 2014, at a subscription price of the amount of euros corresponding to $0.01 per share, of which 2,520,000 share units are subject to a market-related performance condition at the time of settlement;

•	a maximum of 9,409,250 shares issuable upon the exercise of share options and settlement of share units that may be, but have not yet been, granted pursuant to our stock option plan 2014 and our equity incentive plan 2014, at a subscription price of €0.01 an the euro equivalent of $0.01 respectively;

•	the number of shares that would be issuable upon the exercise of our right to offer shares to be subscribed or purchased by YA Global Master SPV Ltd. pursuant to the Standby Equity Distribution Agreement, or the SEDA, which at March 31, 2015, could be for a maximum value of €20.0 million; for more information on the SEDA, see “Description of Share Capital and Articles of Association — Share Capital — Standby Equity Distribution Agreement”;

•	828,000 shares issuable upon conversion of the outstanding convertible capital loan as of March 31, 2015, at a conversion rate of €1.8688 per share for 540,000 of the shares and €2.3359 for 288,000 of the shares; and

•	a maximum of 220,400,001 shares issuable upon the exercise of warrants outstanding as of May 28, 2015 at an exercise price of €0.17 per share.

Certain of our existing investors and members of our board of directors have indicated an interest in purchasing up to an aggregate of $25 million of the ADSs in this offering at the public offering price. However, because indications of interest are not binding agreements or commitments to purchase, these entities and persons may determine to not purchase any ADSs in this offering. It is also possible that these entities and persons and additional existing investors could indicate an interest in purchasing more of the ADSs. In addition, the underwriters could determine to sell fewer ADSs to any of these entities or persons than such entities or persons indicate an interest in purchasing or to not sell any ADSs to these entities and persons. The foregoing discussion and tables do not reflect any potential purchases by these entities and persons.

PRINCIPAL AND SELLING SHAREHOLDERS

As of May 15, 2015, our outstanding share capital was €193.3 million, consisting of 455,968,174 outstanding shares, including 452,990,234 shares with voting rights and 2,977,940 are treasury shares held by us that and that we cannot vote.

The following table presents the beneficial ownership of our outstanding shares as of May 15, 2015, including:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our outstanding shares;

•	each of our directors;

•	each of our senior management team members; and

•	all directors and senior management team members as a group.

Beneficial ownership is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of May 15, 2015 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares held by that person.

The percentage of shares beneficially owned before this offering is computed on the basis of the 455,968,174 outstanding shares as of May 15, 2015. The percentage of shares beneficially owned on a pro forma basis before this offering is computed on the basis of 676,368,176 outstanding shares as of May 15, 2015 after giving effect to the automatic conversion of all outstanding convertible notes issued in connection with the Convertible Notes Financings to shares upon the completion of this offering. The percentage of shares beneficially owned on a pro forma basis after this offering is based on 978,601,681 shares to be outstanding after this offering after giving effect to the automatic conversion of all outstanding convertible notes issued in connection with the Convertible Notes Financings into shares upon the completion of this offering assuming no exercise of the underwriters’ option to purchase additional ADSs, and 982,370,076 shares to be outstanding after this offering after giving effect to the automatic conversion of all outstanding convertible notes issued in connection with the Convertible Notes Financings into shares upon the completion of this offering and assuming full exercise of the underwriters’ option to purchase additional ADSs from us and the selling shareholder. Shares that a person has the right to acquire within 60 days of May 15, 2015 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and senior management as a group.

Certain of our existing investors and members of our board of directors have indicated an interest in purchasing up to an aggregate of $25 million of the ADSs in this offering at the public offering price. However, because indications of interest are not binding agreements or commitments to purchase, these entities and persons may determine to not purchase any ADSs in this offering. It is also possible that these entities and persons and additional existing investors could indicate an interest in purchasing more of the ADSs. In addition, the underwriters could determine to sell fewer ADSs to any of these entities or persons than such entities or persons indicate an interest in purchasing or to not sell any ADSs to these entities and persons. The foregoing discussion and the table below do not reflect any potential purchases by these entities or persons.

					Pro forma shares beneficially owned after this offering(1)
	Shares beneficially owned before this offering		Pro forma shares beneficially owned before this offering(1)		Assuming underwriters’ option to purchase additional shares is not exercised		Assuming underwriters’ option to purchase additional shares is exercised in full
Shareholder	Number	Percent	Number	Percent	Number	Percent	Number	Percent
5% Shareholders
Entities affiliated with Invesco Perpetual(2)	75,738,300	16.6%	75,738,300	11.2%	75,738,300	7.7%	75,738,300	7.6%
UCB S.A.(3)	41,566,710	9.1%	41,566,710	6.1%	41,566,710	4.2%	—	—
Entities affiliated with Versant Ventures(4)	34,268,341	7.5%	97,768,341	14.4%	97,768,341	9.9%	97,768,341	9.9%
Entities affiliated with Vivo Capital(5)	—	—	51,944,445	7.7%	51,944,445	5.3%	51,944,455	5.2%
OrbiMed Private Investments V, L.P.(6)	—	—	51,944,444	7.7%	51,944,444	5.3%	51,944,444	5.2%
Directors and Senior Management
William M. Burns, Chairman	—	—	—	—	—	—	—	—
Bernd Kastler, Vice Chairman(7)	1,195,702	*	1,195,702	*	1,195,702	*	1,195,702	*
Don M. Bailey, Director(8)	—	—	3,055,556	*	3,055,556	*	3,055,556	*
Merja Karhapää, Director	—	—	—	—	—	—	—	—
Ismail Kola, Director	—	—	—	—	—	—	—	—
Guido Magni, Director(9)	134,592	*	134,592	*	134,592		134,592
Mahendra G. Shah, Director	—	—	—	—	—	—	—	—
Timo Veromaa, CEO & President(10)	1,250,000	*	1,250,000	*	1,250,000	*	1,250,000	*
David Cook, CFO(11)	200,000	*	200,000	*	200,000	*	200,000	*
Stephen Bandak, CMO(12)	2,296,021	*	5,629,354	*	5,629,354	*	5,629,354	*
Mehdi Paborji, COO	—	—	—	—	—	—	—	—
Directors and senior management as a group (11 persons)	5,076,315	1.1%	63,409,649	1.7%	63,409,649	1.2%	63,409,649	1.2%

*	Indicates beneficial ownership of less than 1% of the total outstanding shares. The percentage of shares beneficially owned on a pro forma basis after this offering is based on 978,601,681 shares to be outstanding after this offering after giving effect to the automatic conversion of all outstanding convertible notes issued in connection with the Convertible Notes Financings into shares upon the completion of this offering assuming no exercise of the underwriters’ option to purchase additional ADSs, and 982,370,076 shares to be outstanding after this offering after giving effect to the automatic conversion of all outstanding convertible notes issued in connection with the Convertible Notes Financings into shares upon the completion of this offering and assuming full exercise of the underwriters’ option to purchase additional ADSs from us and the selling shareholder.

(1)	The number of our shares outstanding on a pro forma basis includes the shares issuable upon the automatic conversion of the convertible notes issued in connection with the Convertible Notes Financings upon the completion of this offering.

(2)	Consists of (i) 37,678,364 shares held by Invesco Perpetual Income Fund; (ii) 28,883,861 shares held by Invesco Perpetual High Income Fund; (iii) 7,853,494 shares held by Invesco Perpetual UK Growth Fund; and (iv) 1,322,581 shares held by The BBC Pension Scheme. Each entity has delegated voting and dispositive powers with respect to its shares to Invesco Asset Management Limited. The address for each of Invesco Perpetual Income Fund, Invesco Perpetual UK Growth Fund and The BBC Pension Scheme is Perpetual Park Drive, Henley-on-Thames, Oxfordshire RG9 1HH, United Kingdom. The address of Invesco Asset Management Limited is 30 Finsbury Square, London EC2A 1AG, United Kingdom.

(3)	Consists of 41,566,710 shares held by UCB S.A., which has sole voting and dispositive power over the shares. The address for UCB S.A. is Allée de la Recherche 60, 1070 Brussels, Belgium.

(4)	Before this offering, consists of (i) 34,067,104 shares held by Versant Venture Capital III, L.P. (“VVC III”) and (ii) 201,237 shares held by Versant Side Fund III, L.P. (“VSF III”). Before this offering, pro forma for the issuance of the shares upon conversion of the convertible notes issued in the Convertible Notes Financings, consists of (i) 60,360,187 shares held by VVC III; (ii) 356,503 shares held by VSF III; (iii) 32,514,877 shares held by Versant Venture Capital V, L.P. (“VVC V”); (iv) 978,064 shares held by Versant Affiliates Fund V, L.P. (“VAF V”); (v) 2,474,542 shares held by Versant Venture Capital V (Canada) LP (“VVC CAN”); and (vi) 1,084,168 shares held by Versant Ophthalmic Affiliates Fund I, L.P. (“VOA”). Versant Ventures III, LLC (“VV III”) serves as the sole general partner of VVC III and VSF III and owns no shares directly. Brian G. Atwood, Samuel D. Colella, Ross A. Jaffe, William J. Link, Donald B. Milder, Rebecca B. Robertson, Bradley B. Bolzon, Charles M. Warden, Barbara N. Lubash and Robin L. Praeger are managing directors of VV III and share voting and dispositive power over the shares held by VVC III and VSF III; however, they each disclaim beneficial ownership of the shares held by VVC III and VSF III except to the extent of their pecuniary interests therein. Versant Ventures V, LLC (“VV V”) serves as the sole general partner of VOA, VAF V and VVC V and owns no shares directly. Versant Ventures V (Canada), L.P. (“VV V CAN”) serves as the sole general partner of VVC CAN and owns no shares directly. Samuel D. Colella, Ross A. Jaffe, William J. Link, Bradley J. Bolzon, Robin L. Praeger, Kirk G. Nielson and Thomas Woiwode are managing directors of VV V and VV V CAN and share voting and dispositive power over the shares held by VOA, VAF V, VVC V and VVC CAN; however, they each disclaim beneficial ownership of the shares held by VOA, VAF V, VVC V and VVC CAN except to the extent of their pecuniary interests therein. The address for each of the Versant Ventures entities is One Sansome Street, Suite 3630, San Francisco, CA 94104.

(5)	Consists of (i) 45,641,854 shares held by Vivo Capital Fund VIII, L.P. (Vivo Fund VIII) and (ii) 6,302,591 shares held by Vivo Capital Surplus Fund VIII, L.P. (Vivo Surplus VIII). Vivo Capital VIII, LLC, the sole general partner of both Vivo Fund VIII and Vivo Surplus VIII, has shared voting power and shared investment power over such securities, may be deemed to beneficially own such shares, and disclaims beneficial ownership of the shares except to the extent of its pecuniary interests therein. The address for each of these entities is 575 High Street, Suite 201, Palo Alto, CA 94301.

(6)	Consists of 51,944,444 shares held by OrbiMed Private Investments V, LP. OrbiMed Capital GP V LLC (“GP V”) is the general partner of OPI V, and OrbiMed Advisors LLC (“Advisors”) is the managing member of GP V. Samuel D. Isaly (“Isaly”) is the managing member of, and holder of a controlling interest in, Advisors. By virtue of such relationships, GP V, Advisors and Isaly may be deemed to have voting and investment power with respect to the securities held by OPI V noted above and as a result may be deemed to have beneficial ownership of such securities. Each of GP V, Advisors and Isaly disclaims beneficial ownership of such securities except to the extent of its or his pecuniary interest therein, if any. The address for these entities and persons is 601 Lexington Avenue, 54th floor, New York, New York 10022.

(7)	Consists of 1,195,702 shares held by Kastler GmbH. Mr. Bernd Kastler is sole shareholder and managing director of Kastler GmbH and has sole voting and dispositive power over the shares. The address for Kastler GmbH is Knollenweg 8, D-01445 Radebeul, Germany.

(8)	Consists of 3,055,556 shares held The Bailey 1995 Family Trust, for which Mr. Don M. Bailey serves as trustee.

(9)	Consists of 134,592 shares issuable upon the exercise of options exercisable within 60 days of May 15, 2015.

(10)	Consists of 1,250,000 shares.

(11)	Consists of 200,000 shares issuable upon the exercise of options exercisable within 60 days of May 15, 2015.

(12)	Before this offering, consists of (i) 916,453 shares and (ii) 1,379,568 shares issuable upon the exercise of options exercisable within 60 days of May 15, 2015. Before this offering, pro forma for the issuance of the shares upon conversion of the convertible notes issued in the Convertible Notes Financings, consists of (i) 4,249,786 shares and (ii) 1,379,568 shares issuable upon the exercise of options exercisable within 60 days of May 15, 2015.

Novo A/S, a former shareholder of ours, notified us in November 2013 that its holding of our shares had decreased below 5% of the total number of our shares and votes. We are not aware of any other significant changes in the percentage ownership held by any major shareholders during the past three years other than the changes that will result as a consequence of the automatic conversion of the convertible notes issued in connection with the Convertible Notes Financings into shares.

As of May 31, 2015, to our knowledge, we had 17 holders of record of our shares who are located in the United States. The aggregate number of shares held by these holders of record represents less than 1% of our outstanding shares. However, this is not representative of the number of beneficial holders of our shares who are located in the United States nor is it representative of the percentage of our shares held by beneficial holders who are located in the United States because a number of our shares are held of record by custodians for the account of brokers or other nominees.

BIOTIE THERAPIES CORP.        STOCK EXCHANGE RELEASE June 8, 2015 at 9.20 p.m.

CORRECTION: Biotie Increases Proposed U.S. Public Offering of ADSs

The stock exchange release published today at 3.35 p.m. by Biotie Therapies Corp. concerning the increase of its proposed U.S. public offering did not include a paragraph containing further information as to where the registration statement and certain other documents relating to the proposed offering are available. The following contains the amended stock exchange release in its entirety.

Biotie Increases Proposed U.S. Public Offering of ADSs

Biotie Therapies Corp. (“Biotie” or the “Company”), a specialized drug development company focused on products for neurodegenerative and psychiatric disorders, has decided to increase its proposed U.S. public offering from $50 million to $56 million American Depositary Shares (“ADSs”) representing its shares.

The Company announced on June 4, 2015 its proposed U.S. public offering of $50 million. UCB S.A. (“UCB”) has since agreed to cover the majority of the underwriters’ 30-day option to subscribe for up to an additional 15% of the shares represented by ADSs sold in the U.S. public offering for the sole purpose of covering potential over-allotments (the “Over-allotment Option”). As a result, the Company has decided to increase the offering to $56 million, based on the authorization granted by the Annual General Meeting of shareholders on May 26, 2015. Total proceeds to the Company from the U.S. public offering and the issuance of convertible promissory notes and warrants to certain U.S. investors and certain existing shareholders completed on May 28, 2015 will remain in-line with plans announced at that meeting to raise a total of approximately €95 million. The change in structure will allow the Company to increase the amount of funding raised to fund the Company’s phase 3 program for tozadenant without dependence on whether the underwriters exercise the Over-allotment Option.

UCB’s shares represent 519,583 ADS out of the potential maximum of 566,688 ADS based on the below prices and assumptions. Biotie will not receive any proceeds from the UCB shares and there will be no change in the number of newly registered shares as a result of the sale of these UCB shares. The offering is expected to be completed by the end of June.

On June 2, 2015, the last reported sale price of Biotie’s shares on the NASDAQ OMX Helsinki Ltd. was €0.168 per share, which is equivalent to a price of $14.82 per ADS, assuming an exchange rate of $1.1029 per euro and a share to ADS ratio of 80 to one. Based on these prices and assumptions and excluding the Over-allotment Option, a total of 3,777,919 ADSs would be offered, representing 302,233,506 newly issued shares.

As previously announced, certain of Biotie’s existing investors and certain members of its board of directors have indicated an interest in purchasing up to an aggregate of $25 million of ADSs in the U.S. public offering at the public offering price. An updated registration statement relating to the securities to be issued in the offering has been filed with the U.S. Securities and Exchange Commission but has not yet become effective. These securities may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective.

The Company has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the U.S. public offering to which this communication relates. Before you invest in the U.S. public offering, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting RBC Capital Markets, LLC, 200 Vesey Street, 8th Floor, New York, New York 10281, Attention: Equity Syndicate Department, or by calling +1 877 822 4089, or by emailing equityprospectus@rbccm.com, or Stifel, Nicolaus & Company, Incorporated, Attention: Syndicate, One Montgomery Street, Suite 3700, San Francisco, California 94104, by telephone at +1 415 364 2720 or by email at syndprospectus@stifel.com.

This stock exchange release does not constitute an offer to sell nor a solicitation of an offer to buy, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Turku, June 8, 2015

Biotie Therapies Corp.

Timo Veromaa

President and CEO

Contact:

Virve Nurmi, Investor Relations Manager, Biotie Therapies Corp.

tel. +358 2 274 8900, e-mail: virve.nurmi@biotie.com

DISTRIBUTION:

NASDAQ OMX Helsinki Ltd

Main Media

About Biotie

Biotie is a specialized drug development company focused on products for neurodegenerative and psychiatric disorders. Biotie’s development has delivered Selincro (nalmefene) for alcohol dependence, which received European marketing authorization in 2013 and is currently being rolled out across Europe by partner Lundbeck. The current development products include tozadenant for Parkinson’s disease, which is transitioning into Phase 3 development, and two additional compounds which are in Phase 2 development for cognitive disorders including Parkinson’s disease dementia, and primary sclerosing cholangitis (PSC), a rare fibrotic disease of the liver.

Disclaimer

The information herein may not be distributed or sent into Australia, Canada, Japan or South Africa.

The issue, exercise and/or sale of securities in the offerings are subject to specific legal or regulatory restrictions in certain jurisdictions. The Company assumes no responsibility in the event there is a violation by any person of such restrictions. Investors must neither accept any offer for, nor acquire, any securities to which this document refers, unless they do so on the basis of the information contained in the applicable prospectus published or offering circular distributed by the Company.

The Company has not authorized any offer to the public of securities in any Member State of the European Economic Area, including Finland. With respect to each Member State of the European Economic Area, including Finland, which has implemented the Prospectus Directive (each, a “Relevant Member State”), no action has been undertaken or will be undertaken to make an offer to the public of securities requiring publication of a prospectus in any Relevant Member State. As a result, the securities may only be offered in Relevant Member States (a) to any legal entity which is a qualified investor as defined in the Prospectus Directive; or (b) in any other circumstances falling within Article 3(2) of the Prospectus Directive. For the purposes of this paragraph, the expression an “offer of securities to the public” means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to exercise, purchase or subscribe the securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

This communication is directed only at (i) persons who are outside the United Kingdom or (ii) persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) and (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2) of the Order (all such persons together being referred to as “relevant persons”). Any investment activity to which this communication relates will only be available to and will only be engaged with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Forward-Looking Statements

This release may contain forward-looking statements regarding the proposed timing and size of the public offering, all of which involve certain risks and uncertainties. These statements are often, but are not always, made through the use of words or phrases such as “believes,” “anticipates,” “expects,” “intends,” “plans,” “seeks,” “estimates,” “may,” “will,” “could,” “stands to,” “continues,” “we believe,” “we intend,” as well as similar expressions. Such forward-looking statements may involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition, performance or achievements of Biotie, or industry results, to be materially different from any historic or future results, financial conditions, performance or achievements expressed or implied by such forward-looking statements. Among the factors that may result in differences are the inherent uncertainties associated with competitive developments, clinical trial and product development activities, regulatory approval requirements and estimating the commercial potential of our product candidates. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Biotie expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.